UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Letter to Shareholders dated May 28, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ALVARION LTD.

Date: May 29th, 2007                                                                                             By: /s/ Efrat Makov
                                                            Name: Efrat Makov
                                                            Title:   Chief Financial Officer

EXHIBIT 1

To Our Shareholders:

During 2006, we achieved all of our major technical, financial and strategic objectives.  It was an important year during which the broadband wireless access industry validated WiMAX as the standard and Alvarion reinforced its position as the leading supplier of WiMAX solutions.

2006 revenues increased to $182 million, up from $177 million in 2005.  These figures exclude the results of the CMU business, which was sold in November 2006.  Reflecting a major shift toward WiMAX, revenues from our BreezeMAX platform grew dramatically to reach about $72 million from approximately $30 million in 2005. WiMAX revenues accounted for about 40% of our total revenues in 2006, compared to only 17% of revenues the prior year.  By the end of the year, we had completed the transition to the BreezeMAX platform, offering a full set of solutions in most relevant frequencies, and we are targeting at least 50% revenue growth for BreezeMAX in 2007, with non-WiMAX business remaining stable.

Our GAAP net loss of $40.8 million, or $0.67 per share, includes a loss from discontinued operations of $36.2 million and, for the first time, approximately $6.5 million of deferred stock compensation expense due to the adoption of FAS 123R.  Excluding discontinued operations, amortization of acquired intangibles and deferred stock compensation, we reported a non-GAAP net profit of $4.5 million, or $0.07 per diluted share. This compares to non-GAAP net income of $7.2 million, or $0.11 per diluted share, in 2005 reflecting increased investments in development and sales and marketing of WiMAX systems during 2006.  As some of our traditional competitors struggle to reach breakeven while investing much less than Alvarion, we believe we can remain profitable on a non-GAAP basis while continuing to make a substantial strategic investment in becoming a major vendor to the burgeoning personal broadband market.

 Strategic Goals Attained

Some of our most important accomplishments during 2006:

•
We met several important product milestones and delivered a WiMAX solution in a wide range of frequencies and applications by the end of the year.  We also made outstanding progress on our mobile WiMAX solution, successfully participating in several interoperability testing events where we also demonstrated how advanced our 4Motion mobile WiMAX solution is relative to the competition.

•
We converted numerous trials to commercial deployments and repeat orders from satisfied customers.  Long-times customers Iberbanda, S.A in Spaina subsidiary of  Telefonica de Espana and the Telmex group in Latin America continue to expand using WiMAX.  Incumbent operator Telkom South Africa Ltd, also a long-time customer for our non-WiMAX products, began a nationwide deployment of WiMAX to reach underserved areas of the country.

•	We added significant new customers after licensed frequencies were allocated in Central and Eastern Europe including operators in Poland, Bulgaria and Romania.

•
We continued to expand our presence in the Asia Pacific region, with good progress in India, including two major national GSM carriers deploying our solution in over 10 cities with plans to expand in 2007.  During 2006, we landed small but strategically important deals with top-tier operators such as Nippon Telegraph and Telephone West Corporation (NTT West) in Japan and Chunghwa Telecom in Taiwan.

•
We extended our channel relationships and extended our distribution offering in the U.S. with an advanced licensed exempt product offering and many new vertical applications.  We also expanded our customer base in the U.S. to include new competitive operators such as Digital Bridge, using our solution to deliver broadband services to underserved areas. We also participated in several new municipal broadband projects with IBM as an integration partner. Subsequent to yearend, we formalized our relationship with Earthlink Inc. to supply our backhaul solution for municipal WiFi projects around the country, replacing a major competitor.

•
We introduced our OPEN WiMAX go-to-market strategy for 4Motion, our mobile WiMAX solution, which is shifting the industry from a vendor-centric to an operator-centric approach. WiMAX enables a fully-distributed, all-IP architecture giving operators the flexibility to choose best of breed multi-vendor partners and to add third party services while controlling costs.  We are pursuing our OPEN WiMAX strategy by cultivating key strategic relationships with ecosystem technology partners such as Intel for mobile WiMAX chipsets, Cisco for core network elements and our new collaboration with Accton, a Taiwanese manufacturer, to form Accton Wireless Broadband, a new company that will design and sell end-user devices for personal broadband applications.

•	We continued our OEM relationships with partners such as Alcatel-Lucent and Nera, while adding a number of strong local partners in all regions of the world.

Competition

In the market for primary broadband, primarily in emerging markets, we continue to see our traditional competitors, mostly smaller companies.  We have been successful in retaining the highest market share in this market of any single vendor.  With our broad customer base, mature and feature-rich solution for fixed and nomadic applications and first-to-market position with a solution based on the latest 802.16e-2005 standard, we accounted for roughly half of all WiMAX revenue in 2006. As our larger competitors begin to introduce WiMAX solutions during 2007, we expect additional competition in our traditional primary broadband market from the large vendors, marginalizing some of the smaller vendors.  We believe we have many advantages as we look toward competing with larger vendors in both our traditional primary broadband market as well as for a share of the personal broadband market.  These include:

•	Well-known brand and reputation for quality products

•	Extensive experience with OFDM, the primary underlying technology

•	Very broad base of satisfied customers where we have cultivated important relationships via trials and small initial deployments

•	More field experience with WiMAX than any other vendor

•	Focus on radio access network complemented by technical and go-to-market partnerships with both global and local partners that create a best-of-breed solution.

To summarize, we are focusing on executing our plans on two fronts:

•	meeting the needs of our very broad customer base in the primary broadband market, growing along with our customers as they expand; adding new customers and strong local partners

•	positioning the company to compete effectively for a significant share of the larger personal broadband opportunity, which is likely to begin to develop in 2008 and beyond.

We are proud of our team’s achievements this year and we are determined to continue our leadership of the WiMAX revolution.  Looking ahead, we believe there will be significant growth in 2007.  Our target is 15-20% revenue growth over 2006.  Beyond 2007, we expect the market to accelerate and enable us to grow at a higher rate.

As we look forward to new opportunities, we also want to express our appreciation for the outstanding support of our customers, partners and shareholders during a very important transition year for our company and our industry.

Sincerely,

Tzvika Friedman
President and CEO

May 28, 2007